NOVEA, INC.

11 Cypress Point

Amarillo, Texas 79124

August 22, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea, Inc.

Offering Statement on Form 1-A

File No. 024-10577

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on August 18, 2016, in which we requested the acceleration of the effective date of the above-referenced Offering Statement for 2:00 p.m., Eastern Time, Tuesday, August 23, 2016. We are no longer requesting that such Offering Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer